UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                        _____________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           RIGEL PHARMACEUTICALS, INC.

                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   766559 10 8

                                 (CUSIP Number)

                                    Copy to:

         Thomas S. Hodge                  David Wilson
         Chief Operating Officer          Heller Ehrman White & McAuliffe, LLP
         Frazier Management, L.L.C.       701 Fifth Avenue, Suite 6100
         Two Union Square                 Seattle, WA  98104
         601 Union Street
         Seattle, WA  98101
         (206) 621-7200                   (206) 447-0900


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 5, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D



 CUSIP No. 766559 10 8




1 Name of Reporting Persons.
  I.R.S.Identification Nos. of above persons (entities only).

                FRAZIER HEALTHCARE II, L.P.


2 Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)



3               SEC Use Only



4               Source of Funds (See Instructions)


                00



5 Check if Disclosure of Legal Proceedings Is Required Pursuant to
  Items 2(d) or 2(e)



6               Citizenship or Place of Organization


                Delaware



  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With



                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               0


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,405,989


12
     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                OO






 CUSIP No. 766559 10 8




1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                FHM II, L.L.C.


2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)



3               SEC Use Only



4               Source of Funds (See Instructions)


                OO



5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6               Citizenship or Place of Organization


                Delaware



  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With


                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               0


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,405,989


12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                OO






 CUSIP No. 766559 10 8




1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                FRAZIER HEALTHCARE IV, L.P.


2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)



3               SEC Use Only



4               Source of Funds (See Instructions)


                WC



5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6               Citizenship or Place of Organization


                Delaware


  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With



                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               0


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,405,989


12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

                Type of Reporting Person (See Instructions)
                PN






 CUSIP No. 766559 10 8




1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                FRAZIER AFFILIATES IV, L.P..


2               Check the Appropriate Box if a Member of a Group (
                See Instructions)

                (a)

                (b)


3               SEC Use Only

4               Source of Funds (See Instructions)


                WC


5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6               Citizenship or Place of Organization


                Delaware


  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With

                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               0


                        10     Shared Dispositive Power


                               1,405,989

11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,405,989

12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)

13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                PN






 CUSIP No. 766559 10 8



1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                FHM IV, L.P.

2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)


3               SEC Use Only

4               Source of Funds (See Instructions)


                OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6               Citizenship or Place of Organization


                Delaware

  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With


                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               0


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,405,989


12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                PN






 CUSIP No. 766559 10 8




1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                FHM IV, L.L.C.


2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)



3               SEC Use Only



4               Source of Funds (See Instructions)


                OO



5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6               Citizenship or Place of Organization


                Delaware

 ------

  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With



                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               0


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,405,989


12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                OO






 CUSIP No. 766559 10 8




1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                FRAZIER MANAGEMENT, L.L.C.


2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)



3               SEC Use Only



4               Source of Funds (See Instructions)


                OO



5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6               Citizenship or Place of Organization


                Delaware



  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With



                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               0


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,405,989


12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                OO






 CUSIP No. 766559 10 8




1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                FRAZIER & COMPANY, INC.


2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)



3               SEC Use Only



4               Source of Funds (See Instructions)


                OO



5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6               Citizenship or Place of Organization


                Washington



  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by                     3,976
  Each
  Reporting
  Person
  With



                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               3,976


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,409,965


12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                CO






 CUSIP No. 766559 10 8




1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only).

                ALAN D. FRAZIER


2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)



3               SEC Use Only



4               Source of Funds (See Instructions)


                OO



5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6               Citizenship or Place of Organization


                United States



  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     6,812(1)
  Each
  Reporting
  Person
  With



                        8      Shared Voting Power


                               1,405,989


                        9      Sole Dispositive Power


                               6,812(1)


                        10     Shared Dispositive Power


                               1,405,989


11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                1,412,801(1)


12
                Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)


13
                Percent of Class Represented by Amount in Row (11)


                7.9%

14
                Type of Reporting Person (See Instructions)
                IN




(1) Includes 2,836 shares of common stock issuable pursuant to stock options exercisable within 60 days of April 5, 2004.


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 1180 Veterans Blvd., South San Francisco, California, 94080.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (f) This statement is being filed by Frazier Healthcare II, L.P., a Delaware limited partnership ("FH II"), FHM II, L.L.C., a Delaware limited liability company ("FH II GP"),
Frazier  Healthcare  IV, L.P., a Delaware  limited partnership  ("FH IV"),
Frazier  Affiliates  IV, L.P., a Delaware  limited  partnership  ("FA IV"),
FHM IV, L.P., a Delaware limited  partnership  ("FHM IV GPLP"),
FHM IV, L.L.C., a Delaware limited liability company ("FHM IV GPLLC"), Frazier Management, L.L.C., a Delaware limited liability company ("FM"),
Frazier & Company,  Inc.,  a  Washington  corporation
("F&Co.") and Alan D. Frazier ("AF"), a natural person and a citizen of the United States (collectively, the "Reporting Persons").

         FH II GP is the general partner of FH II. F&Co. is the managing member of FM, which in turn is the managing member of FH II GP.

         FHM IV GPLLC is the general partner of FHM IV GPLP, which in turn is the general partner of both FH IV and FA IV. AF is a member of FHM IV GPLLC. AF is the controlling shareholder of F&Co. and serves as a director of the Issuer. FM serves as the management company of FH IV and FA IV. F&Co. also is a limited partner of FH IV.

         (b) The address of the principal business and principal office of the Reporting Persons is Two Union Square, 601 Union Street, Suite 3200 Seattle, Washington, 98101.

         (c) FH II, FA IV and FH IV are venture capital funds concentrating in healthcare and related fields. The principal business of FH II GP, FHM IV GPLP and FHM IV GPLLC is to serve as general partner entities to venture capital funds. The principal business of FM is to provide management services to venture capital funds. F&Co. is a family holding company for AF. AF is a venture capitalist.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the Issuer's public offering of shares of its common stock pursuant to effective registration statements Nos. 333-111777 and 333-106942 and the Underwriting Agreement dated February 19, 2004, by and among the Issuer, the Selling Shareholders (as defined therein) and the Underwriters (as defined therein), filed as Exhibit 1.1 to Form 8-K, filed by the Issuer on February 20, 2004, FH IV sold 67,819 shares of common stock and FA IV sold 344 shares of common stock, as Selling Shareholders at a price of $18.80 per share. On March 19, 2004, upon exercise by the Underwriters of an option to cover over-allotments, FH IV sold 6,819 shares of common stock and FA IV sold 35 shares of common stock, each at a price of $18.80 per share.

         On February 24, 2004 FH IV net-issue exercised a warrant to purchase 259,101 shares of common stock of Issuer, which resulted in the issuance of 195,733 shares of common stock. In addition, FA IV also net-issue exercised a warrant to purchase 1,315 shares of common stock of Issuer, which resulted in the issuance of 993 shares of common stock. The warrant exercise price for each was $5.76 per share.

         On April 5, 2004 FH IV completed a prorata distribution of 497,475 shares of common stock of Issuer to its partners. In connection with the prorata distribution, an aggregate of 2,294 shares of common stock of Issuer were distributed to F&Co. On April 5, 2004 FA IV sold 2,524 shares of common stock of Issuer at price of $22.76 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired and disposed of shares of common stock of Issuer for investment purposes and, through representation on the Issuer's board of directors, to influence the management policies and control of the Issuer, with the purpose of increasing the value of the Issuer and the investment. AF is a director of the Issuer.

         Depending on market conditions, continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the common stock of Issuer or pursue strategic transactions as opportunities arise.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of this Amendment No. 1 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) FH IV is the record holder of 919,927 shares of common stock of Issuer, FA IV is the record holder of 4,665 shares of common stock of Issuer, FH II is the record holder of 481,397 shares of common stock of Issuer and F&Co. is the record holder of 3,976 shares of common stock of Issuer. AF is the record holder of 10,556 options to purchase common stock of the Issuer, 2,836 of which are exercisable within 60 days of April 5, 2004. No other Reporting Persons are record holders of securities of the Issuer.

         By virtue of the relationships among the Reporting Persons, each may be deemed to share voting power and dispositive power of the shares of common stock and stock options held of record by each of the Reporting Persons. Therefore, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,409,965 shares of common stock and options to purchase 2,836 shares of common stock, which is equal to 7.9% of the Company's issued and outstanding shares of common stock. Each of the Reporting Persons expressly disclaim beneficial ownership of any shares of common stock or options to purchase common stock, except for such securities for which such Reporting Person is the holder of record.

         (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power of the 1,409,965 shares of common stock and stock options held of record by each of the Reporting Persons. AF is the president and controlling shareholder of F&Co., the record holder of 3,976 shares of common stock of Issuer. AF is the holder of options to purchase 2,836 shares of common stock of Issuer exercisable within 60 days of April 5, 2004.

         (c) On February 20, 2004, FH IV sold 67,819 shares of common stock and FA IV sold 344 shares of common stock, as Selling Shareholders at a price of $18.80 per share. On March 19, upon exercise by the Underwriters of an option to cover over-allotments, FH IV sold 6,819 shares of common stock and FA IV sold 35 shares of common stock, each at a price of $18.80 per share. On February 24, 2004 FH IV exercised a warrant to purchase 259,101 shares of common stock of Issuer and FA IV exercised a warrant to purchase 1,315 shares, each at $5.76 per share. On April 5, 2004 FH IV completed a prorata distribution of 497,475 shares of common stock of Issuer to its partners and sold 2,524 shares of common stock of Issuer at a price of $22.76 per share. In connection with the prorata distribution, an aggregate of 2,294 shares of common stock of Issuer were distributed to F&Co. No other transactions were effected by the Reporting Persons in the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         The information provided in Schedule 13D filed by the Reporting Persons on July 7, 2003 together with the information provided in this Amendment No. 1 to Schedule 13D is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  April 9, 2004


                                                     FRAZIER HEALTHCARE II, L.P.
                                                              By: FHM II, L.L.C.
                                                             Its General Partner
                                                  By: Frazier Management, L.L.C.
                                                             Its Managing Member
                                                     By: Frazier & Company, Inc.
                                                             Its Managing Member

                                                         By: /s/ Alan D. Frazier
                                                                 Alan D. Frazier
                                                                       President

                                                                  FHM II, L.L.C.
                                                  By: Frazier Management, L.L.C.
                                                             Its Managing Member
                                                     By: Frazier & Company, Inc.
                                                             Its Managing Member

                                                         By: /s/ Alan D. Frazier
                                                                 Alan D. Frazier
                                                                       President

                                                     FRAZIER HEALTHCARE IV, L.P.
                                                                By: FHM IV, L.P.
                                                             Its General Partner
                                                              By: FHM IV, L.L.C.
                                                             Its General Partner

                                                         By: /s/ Alan D. Frazier
                                                                 Alan D. Frazier
                                                                   Title: Member

                                                     FRAZIER AFFILIATES IV, L.P.
                                                                By: FHM IV, L.P.
                                                             Its General Partner
                                                              By: FHM IV, L.L.C.
                                                             Its General Partner

                                                         By: /s/ Alan D. Frazier
                                                                 Alan D. Frazier
                                                                   Title: Member

                                                                    FHM IV, L.P.
                                                              By: FHM IV, L.L.C.
                                                             Its General Partner

                                                         By: /s/ Alan D. Frazier
                                                                 Alan D. Frazier
                                                                   Title: Member

                                                                  FHM IV, L.L.C.

                                                         By: /s/ Alan D. Frazier
                                                                 Alan D. Frazier
                                                                   Title: Member

                                                      FRAZIER MANAGEMENT, L.L.C.
                                                     By: Frazier & Company, Inc.
                                                             Its Managing Member

                                                         By: /s/ Alan D. Frazier
                                                                 Alan D. Frazier
                                                                       President

                                                         FRAZIER & COMPANY, INC.

                                                         By: /s/ Alan D. Frazier
                                                      Alan D. Frazier, President
                                                        Director and Shareholder

                                                                 ALAN D. FRAZIER

                                                             /s/ Alan D. Frazier